UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2021

Commission File 001 — 33175

Vedanta Limited

(Exact name of registrant as specified in the charter)

1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai-400 093

Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

In continuation to our letter No. VEDL/Sec./SE/21-22/78 dated September 23, 2021, we wish to inform you that the delisting of its American Depositary Shares (“ADSs”), representing equity shares of the Company, from the New York Stock Exchange (“NYSE”) will become effective close of trading on NYSE on November 08, 2021. This follows the filing by the Company of Form 25 with the Securities and Exchange Commission (“SEC”) on October 29, 2021.

As a consequence of the delisting becoming effective, termination of the Deposit Agreement under which the ADRs were issued (the “Deposit Agreement”) will also become effective close of trading on NYSE on November 08, 2021. After November 08, 2021, Citibank, N.A., as Depositary, will continue to distribute dividends and the net cash proceeds from the sale of corporate actions entitlements (after deduction of applicable fees, taxes and expenses), if any, to holders of ADSs who surrender their ADSs (or certificates evidencing such ADSs, if applicable) for cancellation, after the record date for the applicable dividend or corporate actions entitlement but on or before December 08, 2021.

Holders of the Company’s ADSs can surrender their ADSs to the Depositary in exchange for the underlying ordinary shares of the Company at any time on or prior to December 08, 2021. Starting on or about December 09, 2021, the Depositary may attempt to sell the then-remaining Shares held on deposit upon the terms described in the notice of termination of ADS Program as provided for in the Deposit Agreement.

The above action has no impact on the current listing status or trading of the Company’s equity shares on the BSE Limited (“BSE”) and the National Stock Exchange of India Limited (“NSE”) in India. For the avoidance of doubt, the Company is not making any offer to buy the ADSs or the underlying Equity Shares, in any manner.

The Company will continue to be subject to reporting obligations under the U.S. Securities Exchange Act of 1934 until such time as it can terminate its registration under the Exchange Act.

The same is also available on the website of the Company at www.vedantalimited.com.

Request you to kindly take the above information on record.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 08, 2021	VEDANTA LIMITED

	By:	/s/ Prerna Halwasiya
Name: Prerna Halwasiya
Title: Company Secretary & Compliance Officer